# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Tenax Therapeutics, Inc., CIK 0000034956
CUSIP: 88032L605
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 101 Glen Lennox Drive, Suite 300, Chapel Hill, North Carolina, United States (X1), 27517
Date of event which requires filing of this statement: 09/03/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001140361-26-034749
Filed by CIK 0001039765

## Reporting persons
- ING Groep N.V.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Netherlands (P7); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: * Based on the 37,423,917 shares of common stock of the issuer (the "Common Stock") as of July 28, 2026, as reported in the issuer's Quarterly Report on Form 10-Q for the period ended in June 30, 2026, filed with the Securities and Exchange Commission on July 31, 2026.
- ING Capital Markets LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: * Based on the 37,423,917 shares of common stock of the issuer (the "Common Stock") as of July 28, 2026, as reported in the issuer's Quarterly Report on Form 10-Q for the period ended in June 30, 2026, filed with the Securities and Exchange Commission on July 31, 2026.

## Item 1. Issuer
Name of issuer: Tenax Therapeutics, Inc.
Address of issuer's principal executive offices: 101 Glen Lennox Drive, Suite 300, Chapel Hill, North Carolina 27517, USA

## Item 2. Person Filing
Name of person filing:
ING Groep, N.V.
ING Capital Markets LLC
Address of principal business office or, if none, residence:
ING Groep N.V.
PO Box 1800
Amsterdam, P7
1000 BV Amsterdam

ING Capital Markets LLC
1133 Avenue of the Americas
New York, NY 10036
USA
Citizenship:
ING Groep N.V. - The Netherlands

ING Capital Markets LLC - Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of September 11, 2026, none of the Reporting Persons beneficially owned any Common Stock.
Percent of class: As of September 11, 2026, none of the Reporting Persons beneficially owned any percentage of the Common Stock issued and outstanding as of July 28, 2026, as reported in the issuer's Quarterly Report on Form 10-Q for the period ended in June 30, 2026, filed with the Securities and Exchange Commission on July 31, 2026.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- ING Groep N.V.: /s/ Bianca Jennifer Dobrescu, Bianca Jennifer Dobrescu/Authorized Representative (09/11/2026)
- ING Groep N.V.: /s/ Ioana Adriana Barbu, Ioana Adriana Barbu/Authorized Representative (09/11/2026)
- ING Capital Markets LLC: /s/ Anthony Masciangelo, Anthony Masciangelo/Director (09/11/2026)
- ING Capital Markets LLC: /s/ Tim Casady, Tim Casady/Authorized Person (09/11/2026)